East Bay Permanent Real Estate Cooperative, Inc.

1428 Franklin St

Oakland, CA, 94612

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attention: Ruairi Regan

Re:	East Bay Permanent Real Estate Cooperative Amended Offering Statement on Form 1-A File No. 024-11277

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, East Bay Permanent Real Estate Cooperative, Inc. (the “Company”) hereby respectfully requests that the above-referenced Offering Statement of the Company on Form 1-A (the “Offering Statement”) be qualified at 4:00 p.m. Eastern Time on September 27, 2022.

Should you have any questions or require any additional information with respect to this filing, please contact Ojan Mobedshahi, Treasurer of the Company, at (650)-743-6974.

Very truly yours,

/s/ Noni Session
Noni Session
Principal Executive Officer

cc:	Brett Heeger, Esq.
Gundzik Gundzik Heeger LLP